                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
    (Pursuant to Section 13 (e) (1) of the Securities Exchange Act of 1934)

                               (Amendment No. 1)

                       VAN KAMPEN PRIME RATE INCOME TRUST
                                (Name of Issuer)

                       VAN KAMPEN PRIME RATE INCOME TRUST
                      (Name of Person(s) Filing Statement)

        Common Shares of Beneficial Interest, Par Value $0.01 per Share
                         (Title of Class of Securities)

                                   920914-108
                     (CUSIP Number of Class of Securities)

                              A. Thomas Smith III
            Executive Vice President, General Counsel and Secretary
                          Van Kampen Investments Inc.
                                1 Parkview Plaza
                                 P.O. Box 5555
                        Oakbrook Terrace, Illinois 60181-5555
                                 (630) 684-6000
                                 (800) 421-5666
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Person(s)
                               Filing Statement)

                                   Copies to:

                              Wayne W. Whalen, Esq
                              Thomas A. Hale, Esq
                Skadden, Arps, Slate, Meagher & Flom (Illinois)
                             333 West Wacker Drive
                            Chicago, Illinois 60606
                                 (312) 407-0700



                                 June 18, 1999
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

     This Amendment No. 1 to the Issuer's Tender Offer Statement on Schedule 13E-4 filed with the Securities and Exchange Commission on June 18, 1999 by Van Kampen Prime Rate Income Trust (the "Trust"), with respect to the tender offer to purchase 57,963,104 of the Trust's outstanding common shares of beneficial interest, par value $0.01 per share, amends such statement on Schedule 13E-4 to add the following supplemental information: the number of common shares of beneficial interest of the Trust validly tendered through the expiration date and not withdrawn was 27,188,310. All 27,188,310 such shares were purchased in their entirety at the price of $9.90 per share, the net asset value at the time the offer expired. Payment for the shares was mailed prior to the date hereof. The Schedule 13E-4 is hereby terminated.


Item 9. Material to Be Filed as Exhibits.

        The following materials are hereby filed as additional Exhibits to the
     Schedule 13E-4:


        (a) (6)  -  Text of Completion Press Release dated
                    July 30, 1999

                                  SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               VAN KAMPEN PRIME RATE INCOME TRUST



Dated: July 30, 1999           /s/ Dennis J. McDonnell
                                   Dennis J. McDonnell
                                   Chairman, President and Trustee

                                EXHIBIT INDEX


Exhibit         Description
                                                                *
(a) (1) (i)     Advertisement printed in The Wall Street Journal

                                                                  *
(a) (1) (ii)    Offer to Purchase (including Financial Statements)

(a) (2)         Form of Letter of Transmittal (including Guidelines for
                                                           *
                Certification of Tax Identification Number)

(a) (3) (i)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                                            *
                Companies and Other Nominees

(a) (3) (ii)    Form of Letter to Clients of Brokers, Dealers, Commercial
                                                         *
                Banks, Trust Companies and Other Nominees

                                                       *
(a) (3) (iii)   Form of Letter to Selling Group Members

                                         *
(a) (3) (iv)    Form of Operations Notice

(a) (4)         Form of Letter to Shareholders who have requested Offer to
                        *
                Purchase
                                                                 *
(a) (5)         Text of Initial Press Release Dated June 18, 1999

(a) (6)         Text of Completion Press Release Dated July 30, 1999

(b) Second Amendment and Restatement of Credit Agreement between Van Kampen Prime Rate Income Trust, Van Kampen Senior Floating Rate Fund, Various Financial Institutions and Bank of America National Trust and Savings Association, as agent, dated as of
                             *
                June 14, 1999.

                                             *
(c) (1)         Investment Advisory Agreement

                                        *
(c) (2)         Administration Agreement

                                  *
(c) (3)         Offering Agreement

*  Previously filed.